Exhibit 99.3

The INX Digital Company Reports Second Quarter 2022

Update and Financial Results

TORONTO, August 15, 2022 /PRNewswire/ -- The INX Digital Company, Inc. (NEO: INXD, OTCQB: INXDF) (the “Company”), the owner of digital asset trading platforms, a broker-dealer, and an inter-dealer broker, announced financial results for its second quarter ended June 30, 2022.

Investment gains/losses for any particular period as described are not indicative of quarterly business performance. Earnings of The INX Digital Company, Inc. for the second quarter of 2022 are summarized below.

2022 Q2 Financial Highlights:

●	Cash and cash equivalents of $39.9MM.

●	Reserve Fund maintained at $36.0.MM.

●	INX Revenue for Q2 2022 at $887,000 and $2.4MM year to date, primarily from transaction fees.

●	Year to date net cash used in operating activities at $10.6MM.

●	Significant growth of new registrations on INX trading platforms, over 73,000 new users added during Q2 2022 compared to approximately 18,000 in Q1 2022.

●	Expansion of product offering by INX Securities to customers from Chile, Estonia, Luxemburg, Malaysia, Slovakia, and South Africa.

INX reports a quarterly net income of $77.3MM. However, this number includes an unrealized gain on the INX Token issued of $78.2MM and a gain on the token warrant liability of $3.7MM, both of which are additive to net income. Additionally, the net income includes $1.6MM of equity-based compensation expense and a one-time cost of $5.9MM associated with the reverse takeover transaction that resulted in the company being listed on the NEO Exchange in Canada (listed on Jan 24th, 2022, NEO: INXD). Adjusted for the abovementioned non-cash and one-time items, the Company’s adjusted net loss for Q2 2022 is $2.9MM. The adjusted net loss is a non-IFRS measure.

Notable actions taken by INX during the second quarter of 2022 were strategic and proved impactful

The INX Digital Company Reports Second Quarter 2022

Update and Financial Results

During the second quarter of 2022, INX Digital, the company’s cryptocurrency trading platform, launched a referral program, quickly followed by the launch of a native mobile application for the trading of digital assets. The INX app is available on both Google Play and iOS app stores. These two significant initiatives, combined with other successful marketing efforts, brought over 73,000 new registered users to the INX trading platforms (compared to 17,674 in Q1 2022). To further fulfill its vision of bridging traditional and digital economies, INX continues to create new and innovative alternatives for individuals and businesses, as stated in this report.

The company received significant media coverage with the announcement on June 28, 2022, that INX had signed a memorandum of understanding (MOU), a non-binding agreement, with SICPA, the leading provider and longstanding partner and advisor to global central banks. Through its deep expertise in identification and security solutions for physical cash, SICPA, based in Switzerland, develops innovative forgery-proof security features that protect monetary sovereignty. Utilizing INX’s technology and blockchain expertise, the planned joint venture between INX and SICPA aims to enable global governments to expand their access to payment infrastructure, facilitate cross-border digital remittances, maintain sovereign currency control through rigorous regulation, and introduce privacy and safety measures. Under the terms of the MOU, the Company will engage in a joint venture with SICPA to establish a blockchain solution for Central Bank Digital Currency (CBDC) and the supporting ecosystem to further bolster monetary sovereignty and growth for countries within the global digital economy.

The company’s mission became even more critical and relevant in light of the growing economic crisis combined with volatility in the crypto markets. INX has consistently committed to adopting all regulatory requirements to create a trustworthy ecosystem. It is fully regulated on both its cryptocurrency and digital securities platforms.

In the past few months, traditional market and digital market events have highlighted the importance of both solid regulatory structures overlayed with strong liquidity risk management, the foundation on which the company was established.

During the second quarter of 2022, the company added multiple cryptocurrency assets to its cryptocurrency INX Digital trading platform. In addition, a number of engagement letters with new potential global issuers of digital securities were signed, as a growing number of companies on-board the unique solution for primary offerings, token management services, secondary listing, and trading offered by INX Securities.

The number of digital security issuers is projected to grow through the end of this year.

On the advocacy front, INX became a leading member of the Global Digital Asset & Cryptocurrency Association (“Global DCA”) to further lead the establishment of a tokenized economy and expand its mission of bringing regulated digital asset opportunities to all investors.

The INX Digital Company Reports Second Quarter 2022

Update and Financial Results

In the past quarter, INX accumulated multiple money transmitter licenses, allowing it to offer cryptocurrencies to customers in 40 U.S. states and territories. It currently welcomes residents in every U.S. state for securities trading. Meanwhile, it is growing a pipeline of exclusive issuers to bring to the market as either IPOs or private offerings.

INX CEO Shy Datika: “INX has a clear mission to create access to diverse and innovative financial opportunities for all. In the past few months, we’ve seen this mission come to life through the adoption of new services, global partnerships, and collaborations. Furthermore, our unprecedented commitment to a regulated environment for cryptocurrency and digital securities trading has become more relevant than ever. Regulators are paying closer attention to cryptocurrencies, and current market conditions highlight the importance of regulation as a cornerstone. We are gradually establishing more avenues for responsibly accessing cryptocurrencies and digital securities. We will continue to design and strengthen INX’s regulated digital asset trading ecosystem and lead the transition between traditional and digital economies.”

About The INX Digital Company, Inc. INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$83 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

The INX Digital Company Reports Second Quarter 2022

Update and Financial Results

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to the expected benefits of the joint venture with SICPA, the continuous development of the INX trading platforms, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

The NEO Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The INX Digital Company Reports Second Quarter 2022

Update and Financial Results

For further information

Contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Email: investorrelations@inx.co

Carrie Rubinstein

Head of Content and Media

Email: carrie.rubinstein@inx.co

SOURCE: The INX Digital Company, Inc.

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